United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

ORDINARY AND EXTRAORDINARY GENERAL

SHAREHOLDERS MEETING – APRIL 16, 2003

We hereby inform the main decisions taken during the Ordinary and Extraordinary General Shareholders Meeting of Companhia Vale do Rio Doce, on April 16, 2003:

ORDINARY GENERAL SHAREHOLDERS MEETING:

1.	Approval of the Annual Report and Financial Statements, including the consolidated numbers, with the report of the Independent Accountants, Price Waterhouse Coopers, concerning the fiscal year ended on December 31, 2002.

2.	Approval of the Company's Executive Board proposal, with favorable opinion from the Board of Directors, concerning the destination of the net income in the period ending on December 31, 2002, comprising the following items: (i) ratification of the distribution approved by the Board of Directors, on November 13, 2002, to anticipate as interest on shareholders equity R$ 1,028,688,881.80 (one billion, twenty eight million, six hundred eighty eight thousand, eight hundred eighty one reais and eighty cents), equivalent to R$ 2.68 (two reais and sixty eight cents) per outstanding share, with payment beginning on December 10, 2002, considering the payment of interest on shareholders equity based on article 42, sole paragraph and on article 45 of CVRD's By Laws, as well as on the Company's cash holding position on the date of the distribution; (ii) approval for the remaining balance of retained earnings in the amount of R$1,408,498,828.09 (one billion, four hundred and eight million, four hundred and ninety-eight thousand, eight hundred and twenty-eight Brazilian reais and nine cents) be appropriated to the expansion reserve in order to meet the investment project requirements set forth in the Company's budget; (iii) appropriation of net income for the year 2002 as following: Funds provided: Net income of the year - R$ 2,043,253,821.37; Retained income (losses): (a) realization of unearned income reserve - R$ 526,477,268.59; and (b) Actuarial calculation - CVM number 371/100 (R$ 30,380,689.00). Total fund provided: R$ 2,539,350,400.96. Appropriation: Legal reserves - R$ 102,162,691.07; Shareholders remuneration - R$ 1,028,688,881.80; Expansion reserve - R$ 1,408,498,828.09. Total appropriated: R$ 2,539,350,400.96.

3.	Approval of the election of the members of the Audit Committee, up to the 2004’s Ordinary General Shareholders Meeting, as shown in the table below:

3.1	Elected by the holders of preferred class "A" shares present, Mr. Joaquim Vieira Ferreira Levy and Mr. Tarcísio José Massote de Godoy, as effective member and respective alternate, as indicated by the Federal Union, with favorable vote from the representative of the funds managed by BB Administração de Ativos DTVM S.A.;

3.2	Elected by minority shareholders there present; Mr. Wilson Risolia Rodrigues and Mr. Marcelo Bragagnolo Bonini as effective member and respective alternate, indicated by the shareholder BNDES Participações S.A - BNDESPAR, which indication was accepted by the major shareholder Valepar, considering that this shareholder has the relative majority of common shares among minority shareholders there, independently of reaching the minimum 10% (ten percent) quorum legally required for shares with voting rights;

3.3	Elected by the remaining shareholders with voting rights, Mr. Luiz Octávio Nunes West, Mr. Pedro Carlos de Mello, and Mr. Vicente Barcelos, as effective members and Mr. Ricardo Wiering de Barros, Mr. Aldo Bastos Alfano, and Mr. Helder Zenóbio, as respective alternates.

4.	The monthly remuneration of each member of the Audit Committee was set, starting on this date and valid until the ordinary general shareholders meeting to be held on 2004, in R$ 4,700.00 (four thousand and seven hundred reais) besides the right to reimbursement of expenses with transportation and accommodation, necessary to perform their duty. The alternates will only be remunerated when substituting the effective members, in case of vacancy.

5.	The global annual remuneration of the administrators was set in the amount of R$ 24,300,000.00 (twenty four million and three hundred thousand reais), to be shared out by the Board of Directors. The amount fixed comprises remuneration for the administrators, the members of the Committees and the Audit Committee.

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

1.	Approval of the Executive Board’s proposal, with favorable opinion from the Board of Directors, for capital increase, without issuing of new shares, by the capitalization of reserves in the amount of R$ 1,300,000,000.00, increasing its share capital from R$ 5,000,000,000.00 to R$ 6,300,000,000.00, and the alteration in Article 5, caption, of the company’s By-Laws, which should read as follows: “Article 5 – The share capital is R$ 6,300,000,000.00 (six billion and three hundred million reais), corresponding to 388,559,056 ( three hundred and eighty-eight million, five hundred and fifty-nine thousand and fifty-six) book shares, being R$ 4,053,164,574.55 (four billion, fifty-three million, one hundred and sixty-four thousand, five hundred and seventy-four reais and fifty-five cents) divided into 249,983,143 (two hundred and forty-nine million, nine hundred and eighty-three thousand and one hundred and forty-three) common shares, and R$ 2,246,835,425.45 (two billion, two hundred and forty-six million, eight hundred and thirty-five thousand, four hundred and twenty-five reais and forty-five cents) divided into 138,575,913 (one hundred and thirty eight million, five hundred and seventy-five thousand, nine hundred and thirteen) class A preferred shares, including 01 (one) special class share, all of no par value”.

2.	Because of the resignation of the member of the Board of Directors, Mr. Eleazar de Carvalho Filho, and with the adoption of multiple vote for the election of members of the Board of Directors, decided by the Extraordinary General Shareholders Meeting of April 25, 2001, were elected as members of the Board of Directors, with mandate until the General Shareholders Meeting of 2005, the following shareholders, according to the procedures below:

2.1.	Considering that neither holders of common or ordinary shares performed the minimum quorum demanded in item I and II, § 2º and neither § 3º of article 11 of the referred By-Laws, the representative of the shareholder Valepar accepted the indication of the minority shareholder, being elected as effective member and respective alternate Mr. Claudio Bernardo Guimarães de Moraes and Ms. Ana Marta Horta Veloso.

2.2.	Elected in the form of § 5 of Article 11 of the company’s By-Laws, as effective member and respective alternate member, Mr. Francisco Valadares Póvoa and Mr. Otto de Souza Marques Júnior.

2.3.	Elected by the shareholder VALEPAR S/A:

As effective members: Erik Persson; Ricardo Carvalho Giambroni; Arlindo Magno de Oliveira; Sérgio Ricardo Silva Rosa; Mário da Silveira Teixeira Júnior; João Moisés de Oliveira; Renato da Cruz Gomes; Luiz Alexandre Bandeira de Mello; e Rômulo de Mello Dias.

As respectives alternates: Gerardo Xavier Santiago; Octávio Mauro Muniz Freire Alves; Jorge Luiz Pacheco; Ivan Luiz Modesto Schara; Luiz Maurício Leuzinger; Luiz Carlos de Freitas; Marcelo Noll Barboza; Alcio Ferreira Passos; e Marcelo Amaral Moraes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: April 17, 2003